SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the Securities
Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934
Commission File Number: 0-24644
TOWER AUTOMOTIVE CAPITAL TRUST
(Exact name of registrant as specified in its charter)
27175 Haggerty Road
Novi, Michigan 48377
(248) 675-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
6 3/4% Convertible Trust Preferred Securities
(Title of each class of securities covered by this Form)
None
(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☒
Rule 12h-3(b)(1)(i)	☒

Approximate number of holders of record as of the certification or notice date: None
Pursuant to the requirements of the Securities Exchange Act of 1934, Tower Automotive Capital Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TOWER AUTOMOTIVE CAPITAL TRUST
Date: November 15, 2007	By:	/s/ Jeffery Stegenga
	Name:	Jeffery Stegenga
	Title:	Post-Consummation Trust Administrator